# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Silynxcom Ltd., CIK 0001976443
CUSIP: M8T145100
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 7 Giborei Israel, Netanya, Israel (L3), 4250407
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002043478

## Reporting persons
- Elihay Cohen: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 539,990; shared voting power 0; sole dispositive power 539,990; shared dispositive power 0; aggregate amount beneficially owned 539,990 (6.8% of the class)
  Comment: (1) Consists of 539,990 Ordinary Shares issuable upon the exercise of 539,990 options exercisable within 60 days of December 31, 2025.
  
  (2) The percentage set forth in this Schedule 13G is based on 6,634,400 Ordinary Shares that the Issuer has advised the Reporting Persons were issued and outstanding as of the filing date of this report.

## Item 1. Issuer
Name of issuer: Silynxcom Ltd.
Address of issuer's principal executive offices: 7 Giborei Israel, Netanya, 4250407 Israel

## Item 2. Person Filing
Name of person filing: This Statement is filed on behalf of Elihay Cohen.
Address of principal business office or, if none, residence:
The address of the Reporting Persons is:

c/o Silynxcom Ltd.
7 Giborei Israel,
Netanya, 4250407 Israel
Citizenship: Elihay Cohen is a citizen of the State of Israel.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 539,990 ordinary shares(1)
Percent of class: 6.8%(2)
Sole power to vote or to direct the vote: 539,990 ordinary shares
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 539,990 ordinary shares
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
(1) Consists of 539,990 Ordinary Shares issuable upon the exercise of 539,990 options exercisable within 60 days of December 31, 2025.

(2) The percentage set forth in this Schedule 13G is based on 6,634,400 Ordinary Shares that the Issuer has advised the Reporting Persons were issued and outstanding as of the filing date of this report.

## Signatures
- Elihay Cohen: /s/ Elihay Cohen, Elihay Cohen (03/06/2026)